Kirk A. Davenport II Direct Dial: 212-906-1284 kirk.davenport@lw.com	53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
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	Chicago	Orange County
June 29, 2015	Doha	Paris
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VIA HAND DELIVERY

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ada D. Sarmento

Re:                             MCBC Holdings, Inc.

Registration Statement on Form S-1 (File No. 333-203815)

Ladies and Gentlemen,

Reference is hereby made to the above-captioned Registration Statement on Form S-1, as amended (the “Registration Statement”), of MCBC Holdings, Inc. (the “Company”) in connection with the offering of shares of the Company’s common stock (the “Offering”).

We supplementally advise the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as follows on behalf of the Company:

•                  Based on discussions between the Company and the underwriters, the estimated per share price to the public in the Offering is expected to be between $13.00 and $15.00, after giving effect to the 11.7355 -for-1 stock split that we intend to effect prior to commencing the offering, with 6,071,430 shares of common stock offered to the public in connection with the Offering (or 6,982,145 shares of common stock should the underwriters’ option to purchase additional shares be exercised in full).

The Company is supplementally providing the information in this letter to the Staff in order to assist the Staff in its review of the Company’s Registration Statement.  We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the Offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information, including the information set forth in this letter, other than information that may be excluded in reliance upon Rule 430A under the Securities Act of 1933, as amended, including any such information set forth in this letter.

The Company further advises the Staff that, given the volatility in the public trading markets and the uncertainty of the timing of the Offering, the information in this letter that the Company is supplementally providing to the Staff is for illustrative purposes only and may differ in the actual preliminary prospectus for the Offering. The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement will include a price range of no more than $2.0, if the maximum price is $10.0 per share or less, or 20.0%, if the maximum price is greater than $10.0 per share, unless otherwise approved by the Staff.

The Company and the underwriters are currently preparing to circulate copies of the preliminary prospectus in connection with the Offering as early as July 6, 2015.  We would be grateful for the Staff’s efforts to provide any further comments as soon as possible.

Please do not hesitate to contact me at (212) 906-1284 with any questions or comments you may have regarding this letter.

Very truly yours,

/s/ Kirk A. Davenport II
Kirk A. Davenport II
of LATHAM & WATKINS LLP

Enclosures

cc: (via fax)

Timothy M. Oxley, Chief Financial Officer, MCBC Holdings, Inc.

Dennis D. Lamont, Esq., Latham & Watkins LLP

Frank J. Lopez, Esq., Proskauer Rose LLP

Robin Feiner, Esq., Proskauer Rose LLP